UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G


                    UNDER THE SECURITIES EXCHANGE ACT of 1934
                                (AMENDMENT NO.2)*

                           Hurricane Hydrocarbons Ltd.
                                (NAME OF ISSUER)

                              Class A Common Stock
                         (TITLE OF CLASS OF SECURITIES)

                                    44779E106
                                 (CUSIP NUMBER)

                                December 31, 2000
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

  Check  the  appropriate  box to  designate  the rule  pursuant  to which  this
Schedule is filed:

        [ X ] Rule 13d-1(b)

        [    ]  Rule 13d-1(c)

        [    ]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)


CUSIP NO. 44779E106   13G

1       NAME OF REPORTING PERSON
        S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        Rockefeller & Co., Inc.
        I.R.S. Identification No.: 13-3006584

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                    (a)     |   |
                                    (b)     |X|
                                             -

3       SEC USE ONLY

4       CITIZENSHIP OR PLACE OF ORGANIZATION
        New York

                             5      SOLE VOTING POWER
NUMBER OF                            789,200

SHARES                       6      SHARED VOTING POWER
                                     0
BENEFICIALLY
                             7      SOLE DISPOSITIVE POWER
OWNED BY                             789,200

EACH REPORTING               8      SHARED DISPOSITIVE POWER
                                     0
PERSON WITH

9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               5,800,190 (See Item 8)

10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
               Not applicable.

11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
               7.2%

12      TYPE OF REPORTING PERSON*
               IA

                             *SEE INSTRUCTION BEFORE FILLING OUT!

Item 1(a).     Name of Issuer:

               Hurricane Hydrocarbons Ltd.

Item 1(b).     Address of Issuer's Principal Executive Offices:

               300 Fifth Avenue S.W., #2700
               Calgary, Alberta, Canada T2P 3C4

Item 2(a).     Name of Person Filing:

               Rockefeller & Co., Inc.

Item 2(b).     Address of Principal Business Office:

               30 Rockefeller Plaza, New York, New York 10112

Item 2(c).     Citizenship:

               New York

Item 2(d).     Title of Class of Securities:

               Class A Common Stock

Item 2(e).     CUSIP Number:

               44779E106

Item 3. If this statement is filed pursuant to Rules 13d- 1(b), or 13d-2(b), check whether the person filing is a:

               (a) Broker or Dealer registered under Section 15 of the Act,

               (b)    Bank as defined in Section 3(a)(6) of the Act,

               (c) Insurance Company as defined in Section 3(a)(19) of the Act,

               (d) Investment Company registered under Section 8 of the nvestment Company Act,

        x      (e)    Investment Adviser registered under Section 203 of
                      the Investment Advisers Act of 1940,

               (f) Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see 13d-(b)(1)(ii)(F),

               (g)    Parent Holding Company, in accordance with
                      Rule 13d-1(b)(ii)(G),

               (h)    Group, in accordance with Rule 13d-1(b)(1)(ii)(H).

Item 4.         Ownership

               As of December 31, 2000:

               (a)    Amount Beneficially Owned:

                      5,800,190

               (b)    Percent of Class:

                      7.2%

               (c)    Number of shares as to which such person has:

               (i)    sole power to vote or to direct the vote 789,200,

               (ii)   shared power to vote or to direct the vote 0,

               (iii)  sole power to dispose or to direct the
                      disposition of 789,200,

               (iv) shared power to dispose or to direct the disposition of 0.

Item 5.        Ownership of Five Percent or Less of a Class.

               Not Applicable.

Item 6.        Ownership of More than Five Percent on Behalf of
               Another Person.

     Rockefeller & Co., Inc. ("R&Co.") is making this filing on behalf of certain clients for which it is the investment manager (collectively, the "R&Co.clients"). Each of these R&Co. clients, individually, owns less than 5% of this security. Thus, each of the R&Co. clients has the sole right to receive dividends from, and the proceeds from the sale of, the securities of the Issuer owned of record by each of them.

Item 7.        Identification and Classification of the Subsidiary
               Which Acquired the Security Being Reported on By the Parent Holding Company.

               Not Applicable.

Item 8.        Identification and Classification of Members of the Group.

     R&Co. and L-R Managers, LLC, may be deemed to be acting together as a Group with respect to Hurricane Hydrocarbons Ltd. and therefore may be deemed to have beneficial ownership with respect to the Hurricane Hydrocarbons Ltd. securities held by the other. J. Murray Logan, an affiliate of R&Co., is the investment manager of L-R Managers, LLC. (See separate filing of L-R Managers, LLC dated February 15, 2001.)

Item 9         Notice of Dissolution of Group.

               Not Applicable.

Item 10 Certification.

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

        February 15, 2001
        (Date)


        (Signature)

        David A. Strawbridge, Vice President
        (Name/Title)